Exhibit 99.1

JA Solar Announces Third Quarter 2012 Results

SHANGHAI, China, Nov. 28, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd., (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•                  Shipments were 418 MW, above the high end of the Company’s previous guidance of 370 MW, and flat from the 418 MW shipped in the second quarter of 2012

•                  Net revenue was RMB 1.6 billion ($260.9 million), a decrease of 9.2% from RMB 1.8 billion ($287.5 million) in thesecond quarter of 2012

•                  Gross margin was negative 5.9%, compared with positive 4.8% in the second quarter of 2012. Excluding an inventory provision of RMB 51.4 million ($8.2 million) and a reversal of prior provisions for anti-dumping and countervailing duties in the United States of RMB 15.8 million ($2.5 million), gross margin would have been negative 3.7%

•                  Operating loss was RMB 631.3 million ($100.4 million), compared with operating loss of RMB 155.9 million ($24.8 million) in the second quarter of 2012. Excluding a long-lived asset impairment of RMB 250.7 million ($39.9 million) and a prepayment impairment of RMB 75.2 million ($12.0 million), operating loss would have been RMB 305.4 million ($48.5 million)

•                  Net loss was RMB 371.4 million ($59.1 million), compared with net loss of RMB 457.8 million ($72.8 million) in the second quarter of 2012. Loss per diluted ADS was RMB 1.91 ($0.30), compared with loss per diluted ADS of RMB 2.34 ($0.37) in the second quarter of 2012

•                  Operating cash flow was positive RMB 545.3 million ($86.8 million), compared with negative RMB 254.0 million ($40.4 million) in the second quarter of 2012

•                  Cash and cash equivalents at the end of the quarter were RMB 3.4 billion ($543.7 million), compared with RMB 3.7 billion ($595.5 million) at the end of the second quarter of 2012

Dr. Peng Fang, CEO of JA Solar, commented, “In spite of tough market conditions, shipments exceeded the top end of our guidance in the third quarter thanks to robust sales across emerging markets. The proportion of modules in our overall sales mix continued to increase, accounting for 68% of revenue and 59% of total shipments in the quarter. In light of the current slowdown in demand and ongoing trade issues in Europe, we continued to explore opportunities in nascent growth markets while stringently managing our cash position.”

Dr. Fang continued, “In China, shipments more than doubled sequentially, largely driven by a strong pipeline of projects from major utility companies. We continue to perform strongly in Japan, where we achieved record quarterly shipments, thanks to our market development efforts and high-efficiency, high-quality product offerings. While the outcome of the recent trade dispute in the United States was disappointing, we are pleased that it has reached a conclusion, and we look forward to further expanding our presence there in the coming quarters. We are also making encouraging inroads into the burgeoning solar markets in Australia, Southeast Asia and South America, where we see strong growth potential.

“While the difficult pricing environment across the industry continues to affect margins and our bottom line, we continued to manage our financial position prudently while expanding market share in all of the major regions,” Dr. Fang added. “This quarter, we recorded positive operating cash flow, and purchased a significant portion of our outstanding convertible notes as part of our efforts to reduce our short-term debt. We continue to explore potential channels to fulfill our long-term financing needs. In this challenging environment, customers are demonstrating that they value JA Solar’s cost-efficient and reliable products, and our solid financial position. We believe the continued improvements we’ve made to the output and efficiency of our product portfolio combined with our relentless cost reduction efforts position JA Solar to be one of the long-term winners in the solar market.”

Third Quarter 2012 Financial Results

Total shipments in the third quarter of 2012 were 418 MW, above the high end of the Company’s previously provided guidance of 350 MW to 370 MW, flat from the 418MW shipped in the second quarter of 2012, and a 6.1% decrease from 445 MW in the third quarter of 2011.

Revenue in the third quarter of 2012 was RMB 1.6 billion ($260.9 million), a decrease of 9.2% from RMB 1.8 billion ($287.5 million) in the second quarter of 2012, and a decrease of 33.7% from RMB 2.5 billion ($393.8 million) in the third quarter of 2011.

Gross loss in the third quarter of 2012 was RMB 96.6 million ($15.4 million), compared with a gross profit of RMB 86.1 million ($13.7 million) in the second quarter of 2012 and a gross loss of RMB 106.1 million ($16.9 million) in the third quarter of 2011. Gross margin was negative 5.9% in the third quarter of 2012, compared with positive 4.8% in the second quarter of 2012 and negative 4.3% in the third quarter of 2011. Excluding an inventory provision of RMB 51.4 million ($8.2 million) and a reversal of prior provisions for anti-dumping and countervailing duties in the United States of RMB 15.8 million ($2.5 million), gross margin would have been negative 3.7%.

Total operating expenses in the third quarter of 2012 were RMB 534.6 million ($85.1 million), compared with RMB 242.0 million ($38.5 million) in the second quarter of 2012 and RMB 170.2 million ($27.1 million) in the third quarter of 2011. The increase in total operating expenses quarter over quarter was primarily due to a long-lived asset impairment of RMB 250.7 million ($39.9 million) related to the Company’s multi-crystalline wafer manufacturing facilities in Donghai, Jiangsu province, China, and a prepayment impairment of RMB 75.2 million ($12.0 million).

Operating loss in the third quarter of 2012 was RMB 631.3 million ($100.4 million), compared with an operating loss of RMB 155.9 million ($24.8 million) in the second quarter of 2012 and an operating loss of RMB 276.3 million ($44.0 million) in the third quarter of 2011. Excluding the long-lived asset impairment and prepayment impairment discussed above, operating loss would have been RMB 305.4 million ($48.5 million). Operating margin was negative 38.5% in the third quarter of 2012, compared with a negative operating margin of 8.6% in the second quarter of 2012 and a negative operating margin of 11.2% in the third quarter of 2011.

Other income in the third quarter of 2012 was RMB 363.7 million ($57.9 million), compared with other loss of RMB 48.4 million ($7.7 million) in the second quarter of 2012 and other loss of RMB 13.0 million ($2.1 million) in the third quarter of 2011. Included in other income in the third quarter of 2012 was a one-time gain of RMB 369.2 million ($58.7 million) from sales proceeds of certain rights pertaining to a claim against Lehman Brothers International (Europe) Limited (“LBIE”), originating from an American Depository Share lending agreement between the Company and LBIE, dated May 13, 2008.

Tax benefit in the third quarter of 2012 was RMB 25.4 million ($4.0 million), compared with tax expense of RMB 120.0 million ($19.1 million) in the second quarter of 2012 and a tax benefit of RMB 28.9 million ($4.6 million) in the third quarter of 2011.

Loss per diluted ADS in the third quarter of 2012 was RMB 1.91 ($0.30), compared with loss per diluted ADS of RMB 2.34 ($0.37) in the second quarter of 2012 and loss per diluted ADS of RMB 2.28 ($0.36) in the third quarter of 2011.

In the third quarter of 2012, the Company had a positive operating cash flow of RMB 545.3 million ($86.8 million).

Liquidity

As of September 30, 2012, the Company had cash and cash equivalents of RMB 3.4 billion ($543.7 million) and total working capital of RMB 2.0 billion ($312.6 million). Total short-term bank borrowings and convertible notes due 2013 were RMB 1.6 billion ($253.2 million). Total long-term bank borrowings were RMB 4.5 billion ($720.1 million), among which RMB 2.0 billion ($315.6 million) were due in one year. The total face value of outstanding convertible notes due 2013 was RMB 804.5 million ($128.0 million) as of September 30, 2012.

Notice from the NASDAQ Stock Market LLC of Non-compliance with Continued Listing Standards

The Company received a notice on October 11, 2012 from the NASDAQ Stock Market LLC stating that, based upon the closing bid price of the Company’s American Depositary Shares (“ADS”) for 30 consecutive business days, the Company no longer meets the requirement set forth in NASDAQ Marketplace Rule 5450(a) (1), which requires listed securities to maintain a bid price of US$1.00 per ADS (the “Minimum Bid Price Rule”). In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A), the Company was provided with a period of 180 calendar days, or until April 9, 2013, to regain compliance with the Minimum Bid Price Rule.

ADS Ratio Change

In November, the Company announced that it will change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing five (5) ordinary shares, effective on December 10, 2012. Pursuant to the ratio change, each shareholder of record at the close of business on December 7, 2012 will be required to exchange every five ADSs then held for one new ADS. The effect on the ADS price will take place on December 10, 2012. The Company expects that the ratio change will bring the Company back into compliance with all NASDAQ listing standards.

Business Outlook

For the fourth quarter of 2012, the Company expects total cell and module shipments to be between 380 MW and 420 MW. For the full year 2012, the Company now expects total cell and module shipments to be between 1.55 GW and 1.65 GW, compared with the previously provided full year guidance of 1.5 GW to 1.8 GW.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, November 28, 2012, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong Time). The call may be accessed by dialing +65-6723-9381 (international), +1-718-354-1231 (U.S.), or +852-2475-0994 (Hong Kong). The passcode is “JA Solar.” A live webcast of the conference call will be available on the Company’s website atwww.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing +61-2-8199-0299 (international) or +1-646-254-3697 (U.S.). The passcode for the replay is 71469245.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 28, 2012, which was RMB 6.2848 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 28, 2012, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including, but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Sep. 30, 2011	Jun. 30, 2012	Sep. 30, 2012	Sep. 30, 2012
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	2,474,655	1,806,616	1,639,989	260,945
Cost of sales	(2,580,739)	(1,720,483)	(1,736,605)	(276,318)
Gross (loss)/profit	(106,084)	86,133	(96,616)	(15,373)
Selling, general and administrative expenses	(152,618)	(220,075)	(251,202)	(39,970)
Impairment loss for property, plant and equipment	0	0	(250,697)	(39,889)
Research and development expenses	(17,587)	(21,965)	(32,737)	(5,209)
Total operating expenses	(170,205)	(242,040)	(534,636)	(85,068)
Loss from operations	(276,289)	(155,907)	(631,252)	(100,441)
Interest expense	(115,550)	(133,520)	(129,308)	(20,575)
Other income/(loss)	(13,000)	(48,443)	363,718	57,873
Loss before income taxes	(404,839)	(337,870)	(396,842)	(63,143)
Income tax benefit/(expenses)	28,853	(119,953)	25,441	4,048
Net loss	(375,986)	(457,823)	(371,401)	(59,095)

Net loss per share:
Basic	(2.28)	(2.34)	(1.91)	(0.30)
Diluted	(2.28)	(2.34)	(1.91)	(0.30)

Weighted average number of shares outstanding:
Basic	164,655,374	195,759,915	194,417,359	194,417,359
Diluted	164,655,374	195,759,915	194,417,359	194,417,359

Comprehensive loss
Net loss	(375,986)	(457,823)	(371,401)	(59,095)
Foreign currency translation adjustments, net of tax	1,416	901	(1,258)	(200)
Cash flow hedging loss, net of tax	30,495	0	0	0
Other comprehensive income/(loss)	31,911	901	(1,258)	(200)
Comprehensive loss	(344,075)	(456,922)	(372,659)	(59,295)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For nine months ended
	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2012
	RMB’000	RMB’000	USD’000

Net revenues	8,787,130	5,048,824	803,339
Cost of sales	(8,334,905)	(5,026,071)	(799,719)
Gross profit	452,225	22,753	3,620
Selling, general and administrative expenses	(339,748)	(641,287)	(102,038)
Impairment loss for property, plant and equipment	—	(250,697)	(39,889)
Research and development expenses	(45,398)	(77,068)	(12,263)
Total operating expenses	(385,146)	(969,052)	(154,190)
Income/(loss) from operations	67,079	(946,299)	(150,570)
Interest expense	(256,219)	(385,919)	(61,405)
Other income/(loss)	71,035	347,391	55,275
Income/(loss) before income taxes	(118,105)	(984,827)	(156,700)
Income tax expenses	(24,344)	(95,298)	(15,163)
Income/(loss) from continuing operations	(142,449)	(1,080,125)	(171,863)
Income from discontinued operations	7,753	0	0
Net income/(loss)	(134,696)	(1,080,125)	(171,863)

Income/(loss) per share from continuing operations:
Basic	(0.87)	(5.53)	(0.88)
Diluted	(0.86)	(5.53)	(0.88)

Income per share from discontinued operations:
Basic	0.05	0.00	0.00
Diluted	0.04	0.00	0.00

Net income/(loss) per share:
Basic	(0.82)	(5.53)	(0.88)
Diluted	(0.82)	(5.53)	(0.88)

Weighted average number of shares outstanding:
Basic	164,263,075	195,289,738	195,289,738
Diluted	164,263,075	195,289,738	195,289,738

Comprehensive income / (loss):
Net Income/(loss)	(134,696)	(1,080,125)	(171,863)
Foreign currency translation adjustments, net of tax	(877)	(640)	(102)
Cash flow hedging loss, net of tax	24,629	(11,755)	(1,870)
Other comprehensive loss	23,752	(12,395)	(1,972)
Comprehensive income/(loss)	(110,944)	(1,092,520)	(173,835)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Sep. 30,
	2011	2012	2012
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	3,889,092	3,417,234	543,730
Restricted cash	88,632	391,790	62,339
Accounts receivable	1,244,904	1,546,622	246,089
Inventories	730,635	1,344,409	213,914
Advances to suppliers	435,657	228,674	36,385
Other current assets	1,320,202	1,035,270	164,726
Total current assets	7,709,122	7,963,999	1,267,183
Property and equipment, net	5,099,208	4,691,774	746,527
Advances to suppliers	1,452,920	1,230,798	195,837
Long-term investment	94,411	51,711	8,228
Deferred issuance cost	67,531	19,556	3,112
Other long term assets	312,407	304,149	48,394
Total assets	14,735,599	14,261,987	2,269,281
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	529,906	824,000	131,110
Accounts payable	725,093	1,274,194	202,742
Advances from customers	320,277	94,815	15,086
Notes payables	—	225,595	35,895
Long term liabilities due in one year	885,000	1,983,500	315,603
Convertible Bond	—	767,301	122,088
Accrued and other liabilities	865,012	830,159	132,090
Total current liabilities	3,325,288	5,999,564	954,614
Convertible Bond	1,238,485	—	—
Long-term borrowings	3,461,916	2,542,138	404,490
Other long term liabilities	161,241	254,775	40,538
Total liabilities	8,186,930	8,796,477	1,399,642
Commitment and Contingencies
Shareholders’ equity	6,548,669	5,465,510	869,640
Total liabilities and shareholders’ equity	14,735,599	14,261,987	2,269,282

CONTACT:	In China

Nick Beswick
Brunswick Group
Tel: +86-10-5960-8600
E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue
Brunswick Group
Tel: +1-415-671-7676
E-mail: jasolar@brunswickgroup.com